FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934



For the month of  April 2008
Commission File Number  0-16174



                     TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                     --------------------------------------
                 (Translation of registrant's name into English)


                          5 Basel Street, P.O. Box 3190
                           Petach Tikva 49131 Israel
                           -------------------------
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     Form 20-F   X        Form 40-F
                               ------               ------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    -----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    -----------------

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                     No        X
                      ----------               ----------


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-
                                                   -----------

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[GRAPHIC OMITTED][GRAPHIC OMITTED]

________________________________________________________________________________

Contact: Elana Holzman   Teva Pharmaceutical Industries Ltd.   972 (3) 926-7554
         Kevin Mannix    Teva North America                    (215) 591-8912


FOR IMMEDIATE RELEASE
---------------------


                   TEVA TO REPORT FIRST QUARTER 2008 FINANCIAL
                             RESULTS ON MAY 6, 2008

                    CONFERENCE CALL SCHEDULED FOR 8:00 AM ET


Jerusalem, Israel, April 23, 2008 - Teva Pharmaceutical Industries Ltd. (NASDAQ:
TEVA) announced today that it will release its first quarter 2008 financial results on Tuesday, May 6, 2008.

Teva will host a conference call and live webcast on that same day, at 8:00 am ET to discuss its first quarter 2008 results and overall business environment. A Question & Answer session will follow this discussion. The earnings release will be available on Teva's web site at www.tevapharm.com prior to the call.

Investors and other interested parties may access a live webcast through Teva's web site at www.tevapharm.com. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company's web site. Alternatively, a replay of the call can be accessed until May 13, 2008 at 11:59 pm ET, by calling (201) 612-7415 outside the U.S. or (877) 660-6853 in the U.S. The Pass Code to access the replay is:
Account #3055 and Conference ID #282223.


About Teva
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the world's leading generic pharmaceutical company. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe.



Investor Relations:
5 Basel Street, P.O. Box 3190 Petach-Tikva 49131, Israel
Tel: 972-3-926-7281  Fax: 972-3-926-7519  www.tevapharm.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                                                (Registrant)



                                    By:  /s/ Dan Suesskind
                                         ---------------------------------------
                                         Name: Dan Suesskind
                                         Title: Chief Financial Officer


Date: April 23, 2008